SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

		       Commission File Number :  0-20328

				   AMTROL Inc.
	    (Exact name of registrant as specified in its charter)

			       1400 Division Road
		       West Warwick, Rhode Island  02893
				(401) 884-6300
  (Address, including zip code, and telephone number, including area code, of
		  registrant's principal executive offices)

		     Common Stock, par value $.01 per share
	    (Title of each class of securities covered by this Form)

				      None
   (Title of all other classes of securities for which a duty to file reports
		      under Section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [   X   ]       Rule 12h-3(b)(1)(ii)    [       ]
Rule 12g-4(a)(1)(ii)    [       ]       Rule 12h-3(b)(2)(i)     [       ]
Rule 12g-4(a)(2)(i)     [       ]       Rule 12h-3(b)(2)(ii)    [       ]
Rule 12g-4(a)(2)(ii)    [       ]       Rule 15d-6              [       ]
Rule 12h-3(b)(1)(i)     [   X   ]

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, AMTROL Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 13, 1996           By:   /s/ Edward J. Cooney
				 Name:   Edward J. Cooney
				Title:   Senior Vice President and Chief
					 Financial Officer